April 23, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colfax Corporation
Registration Statement on Form S-1
Amendment No. 3 Filed April 16, 2008
File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to the staff’s letter dated April 18, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 4 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on April 22, 2008, courtesy copies of this letter (including exhibits) and Amendment No. 4 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

General

1.	Please note that we may have additional comments when you include pricing information and fill in the blanks throughout the prospectus.

The Company acknowledges the staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 23, 2008

Recent Developments, page 10

2.	Please update to disclose any material changes that occur or if more detailed financial information becomes available to you prior to effectiveness.

The Company has revised the disclosure on page 10 to include additional financial estimates for the three months ended March 31, 2008. The Company also confirms that it will update its recent developments section to disclose any material changes that occur or to add more detailed financial information if it becomes available prior to effectiveness.

Some of our stockholders…. page 18

3.	Reconcile the first sentence with the disclosure under “Use of Proceeds,” which states that the Rales and entities they control “currently own all of our outstanding preferred stock.” If that statement is true, revise the risk factor accordingly.

The Company has revised the disclosure on page 18 to clarify that Mitchell and Steven Rales, together and through entities that they control, own all of the Company’s outstanding preferred stock.

************************************

The Company would like to draw the staff’s attention to the Company’s response in its letter dated March 11, 2008 to the staff’s comment 16, in which the Company indicated that it would replace historical per share data with pro forma per share data when a price range has been determined. The Company has further considered the guidance in SAB Topic 1.B.3 as it relates to the payment of the preferred stock dividend. The Company advises the staff that the $25.8 million of dividends declared during fiscal year 2007 but unpaid as of December 31, 2007 were deducted in the determination of earnings applicable to holders of common stock in the calculation of earnings per common share. The Company also anticipates declaring an additional dividend of $3.7 million prior to the IPO which will be paid upon completion of the IPO. This dividend will be deducted from earnings applicable to holders of common stock for applicable periods presented for fiscal 2008 when they are presented. The Company further advises the staff that the cumulative amount of dividends declared and paid on preferred stock during fiscal 2007 and anticipated to be declared and paid during 2008 will not exceed cumulative earnings for fiscal 2007. As a result, the Company does not believe it is necessary to apply the guidance in SAB Topic 1.B.3.

Per the Company’s understanding of the intent of SAB Topic 1.B.3, pro forma per share data is shown to give effect to the increase in the number of shares which would be sufficient to replace the capital in excess of earnings being withdrawn. The Company does not consider it necessary to present pro forma per share data, as there is not capital in excess of earnings being withdrawn from the Company upon payment of this dividend due to the Company’s adequate earnings.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2741 or John B. Beckman at (202) 637-5464.

Sincerely,

/s/ Michael J. Silver
Michael J. Silver

cc: John A. Young